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Exhibit 99.1

FORM 51-102F3

Material Change Report

Item 1	Name and Address of Company
Alliance Atlantis Communications Inc. 121 Bloor Street East Suite 1500 Toronto, Ontario M4W 3M5
Item 2	Date of Material Change
December 21, 2004
Item 3	News Release
A press release was issued through Canada NewsWire on December 21, 2004. A copy of the press release is attached.
Item 4	Summary of Material Change

The holders of Alliance Atlantis' US$300 million of outstanding 13% Senior Subordinated Notes due December 15, 2009 have been paid. The payment to the note holders and the repayment of the outstanding balance on the Company's previous C$300 million revolving credit facility were financed by new senior secured credit facilities that consist of a five-year C$175 million (or equivalent US$) revolving credit facility, a five-year Term Loan A facility for US$108.6 million, and a seven-year Term Loan B facility for US$250 million.
Also, the Toronto Stock Exchange has accepted a notice of Alliance Atlantis' intention to proceed with a normal course issuer bid to allow the Company to buy back a percentage of its shares
Item 5	Full Description of Material Change
For a full description of the material change, please see the attached press release.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable.
Item 7	Omitted Information
No significant facts remain confidential in, and no information has been omitted from, this report.
Item 8	Executive Officer
For further information please contact Andrea Wood, Executive Vice President, Business and Legal Affairs, at (416) 966-7207.
Item 9	Date of Report
February 9, 2005

www.allianceatlantis.com	TSX: AAC.A, AAC.NV.B

For Immediate Release (AAC04-033)

CONTACTS:	W. Judson Martin Senior Executive Vice President and Chief Financial Officer Tel: (416) 934-6932 E-mail: judson.martin@allianceatlantis.com	Jennifer Bell Director, Public Affairs & Communications Tel: (416) 934-7854 E-mail: jennifer.bell@allianceatlantis.com

Alliance Atlantis Announces Repayment of High Yield
Notes and Filing of Normal Course Issuer Bid

Toronto, Canada — December 21, 2004 — Alliance Atlantis Communications Inc. today announced that the holders of its US$300 million of outstanding 13% Senior Subordinated Notes due December 15, 2009 have been paid. The Company also announced that The Toronto Stock Exchange has accepted a notice of its intention to proceed with a normal course issuer bid to allow the Company to buy back a percentage of its shares.

As announced on November 19, 2004, the payment to the note holders and the repayment of the outstanding balance on the Company's previous C$300 million revolving credit facility were financed by new senior secured credit facilities that consist of a five-year C$175 million (or equivalent US$) revolving credit facility, a five-year Term Loan A facility for US$108.6 million, and a seven-year Term Loan B facility for US$250 million. Advances under the revolving credit facility and the Term Loan A facility bear interest at the Bankers' Acceptance or LIBOR rate (for Canadian and U.S. dollar advances respectively) plus a margin of 150 basis points. Advances under the Term Loan B Facility bear interest at the LIBOR rate plus a margin of 175 basis points. The margin payable on the revolving credit facility and the Term Loan A facility is subject to change based on the Company's leverage ratio. The Company believes its annual interest savings from the payment of the holders of the 13% Senior Subordinated Notes will be substantial.

These credit facilities are separate from and have no effect on the financing structure of Motion Picture Distribution LP or Movie Distribution Income Fund.

The Company filed the normal course issuer bid because it believes that, from time to time, the market price of its shares does not fully reflect the value of its business and its future business prospects. As a result, depending on future price movements and other factors, the Company believes that the normal course issuer bid may be an appropriate and desirable use of available funds.

The notice filed with the Exchange provides that the Company may purchase, through the facilities of the Exchange, up to a total of 5% of its issued and outstanding Class A Voting Shares ("Voting Shares") and up to a total of 10% of the public float of its Class B Non-Voting Shares ("Non-Voting Shares"), representing 142,253 Voting Shares and 4,013,000 Non-Voting Shares. As of December 15, 2004 there were 2,845,071 Voting Shares and 40,371,414 Non-Voting Shares issued and outstanding and the public float equaled approximately 219,145 Voting Shares and 40,130,009 Non-Voting Shares.

The purchases may commence on December 24, 2004 and will terminate on the earlier of the date on which the Company may complete its purchases pursuant to the notice, the Company terminates the program, or December 23, 2005. Purchases will be made by the Company in accordance with the rules and policies of the Exchange and the prices that the Company will pay for the shares will be the market price of such shares at the time of acquisition. Any shares so purchased will be cancelled.

About Alliance Atlantis Communications

Alliance Atlantis Communications Inc. is a leading specialty broadcaster. The Company also co-produces and distributes television programs in Canada and internationally, including the hit CSI franchise, and holds a 51% limited partnership interest in Motion Picture Distribution LP, Canada's leading motion picture distribution business. The Company's common shares are listed on the Toronto Stock Exchange — trading symbols AAC.A, AAC.NV.B and on NASDAQ — trading symbol AACB. The Company's Web site is www.allianceatlantis.com.

This press release contains forward-looking statements that involve a number of risks and uncertainties. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are market and general economic conditions and the risk factors detailed from time to time in the Company's periodic reports and registration statements files with the Canadian securities regulatory authorities and the US Securities and Exchange Commission.

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FORM 51-102F3 Material Change Report